Mynaric announces departure of Mustafa Veziroglu as CEO and appointment of Andreas Reif as Chief Restructuring Officer; Annual General Meeting 2024 of Mynaric will be postponed

MUNICH, August 26, 2024 – Mynaric (NASDAQ: MYNA), a leading provider of industrialized, cost-effective, and scalable laser communications products, today announced that the supervisory board and the chief executive officer, Mustafa Veziroglu, jointly decided on the termination of the office of Mustafa Veziroglu as CEO and member of the management board of Mynaric with immediate effect. Mustafa Veziroglu joined Mynaric’s management board in August 2022 and most recently served as CEO of the company leading all operational product-related activities overseeing the entire product lifecycle from development through delivery. In addition, Mynaric today announced the appointment of Andreas Reif with immediate effect as member of the management board and Chief Restructuring Officer.

“On behalf of the supervisory board, I would like to thank Mustafa for his work as Co-CEO and CEO of Mynaric.”, said Bulent Altan, chairman of the supervisory board of Mynaric. “We are grateful to him for his loyalty and commitment.”

“It has been a privilege to be part of the Mynaric story and I would like to thank the supervisory board and all my colleagues for their trust on this journey,” said Mustafa Veziroglu. “I look forward to new opportunities to share my knowledge.”

In his role as CRO, Andreas Reif will be integral to reducing costs and near-term cash consumption while working closely with our customers to meet their requirements. Prior to joining Mynaric, Andreas Reif served in executive financial and operational roles and as a key advisor for industrial manufacturing companies throughout Germany.

With a view to the latest changes in the Management Board, the annual general meeting of Mynaric AG, scheduled for August 29, 2024, shall be postponed. The Company will announce details of this separately in due course.

About Mynaric

Mynaric (NASDAQ: MYNA)(FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.